UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Leucadia National Corporation

(Name of Issuer)

Common Shares, par value $1.00 per Share

(Title of Class of Securities)

527288 5 10 4

(CUSIP Number)

Roland T. Kelly

Jefferies & Company, Inc.

11100 Santa Monica Boulevard, 11th Floor

Los Angeles, CA 90025

Telephone: (310) 914-1373

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copies to:

Stephen P. Farrell

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 309-6000

Facsimile: (212) 309-6001

November 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 527288 5 10 4	13D	Page 3 of 17 Pages

1.	NAME OF REPORTING PERSON: Jefferies Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 44,697,584(1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 44,697,584(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 44,697,584
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.3%
14.	TYPE OF REPORTING PERSON (See Instructions): DE

(1)	The Reporting Person (as defined in Item 2 below), Cumming and Steinberg (each as defined in Item 3 below) may be deemed to have shared voting power as a result of certain provisions in the Voting Agreements described in Item 4 of this Schedule 13D. Except to the extent the Reporting Person, Cumming, or Steinberg may be deemed to have beneficial ownership as a result of such Voting Agreements, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is a beneficial owner of such Common Shares (as defined in Item 1 below) for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

All references to the number of Common Shares outstanding are as of October 31, 2012, which figure is based on information provided to the Reporting Person by the Issuer. The percentage is calculated using the total number of Common Shares beneficially owned by the Reporting Person and based on 244,582,588 Common Shares issued and outstanding as of October 31, 2012. With respect to matters upon which the Issuer’s shareholders are entitled to vote, each holder of Common Shares is entitled to one (1) vote per share. The Common Shares that may be beneficially owned by the Reporting Person, Cumming, or Steinberg collectively represent 18.3% of the total voting power of the Common Shares as of October 31 2012. The percentage of total voting power of the Common Shares is calculated based on the total voting power of the Common Shares issued and outstanding as of October 31, 2012, which is comprised of 244,582,588 Common Shares.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, par value $1.00 per share (the “Common Shares”), of Leucadia National Corporation, a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 315 Park Avenue South, New York, NY 10010.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of Jefferies Group, Inc., a Delaware corporation (“Jefferies” or the “Reporting Person”) with respect to the Common Shares.

(b) The business address of Jefferies is 520 Madison Avenue, New York NY 10022.

(c) Jefferies and its subsidiaries operate as a global full service, integrated securities and investment banking firm.

(d) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person identified on Schedule A hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person identified on Schedule A hereto during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.

(f) The Reporting Person is incorporated under the laws of Delaware. All of the directors and executive officers of the Reporting Person named on Schedule A hereto are citizens of the United States.

Set forth on Schedule A attached hereto is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration

On November 11, 2012, Jefferies together with its wholly-owned subsidiaries, JSP Holdings, Inc., a Delaware corporation (“Jefferies Holdings”), and Jasper Merger Sub, Inc. a Delaware corporation (“Merger Sub One”), entered into an Agreement and Plan of Merger (the “First Merger Agreement”). On that date, each of those companies also entered into an Agreement and Plan of Merger (the “Second Merger Agreement” and along with the First Merger Agreement, the “Merger Agreements”) with the Issuer and Limestone Merger Sub, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Issuer (“Merger Sub Two”). Upon the terms and subject to the conditions set forth in First Merger Agreement, Merger Sub One will merge with and into Jefferies (the “First Merger”), with Jefferies as the surviving corporation (the “Surviving Company”), each share of its common stock being converted into a share of common stock of Jefferies Holdings and, to the extent any shares of preferred common stock are issued and outstanding at such time, each share of its preferred stock being converted into a share of preferred stock of Jefferies Holdings. Pursuant to and upon the terms and subject to the conditions set forth in the Second Merger Agreement (i) immediately after the First Merger, the Surviving Company, at such time a wholly-owned, direct subsidiary of Jefferies Holdings, will be converted into a Delaware limited liability company (the “LLC Conversion”), and (ii) following the LLC Conversion, Jefferies Holdings will merge with and into Merger Sub Two (the “Second Merger”), with Merger Sub Two as the surviving limited liability company (collectively, together with the First Merger, the “Transactions”). At the effective time of the Second Merger, each share of Jefferies Holdings common stock, par value $.0001 per share (excluding shares held by Jefferies in treasury, any shares held by the Issuer or Merger Sub Two and any shares held by any other subsidiary of the Issuer or Jefferies), will be converted into the right to receive 0.81 of a Common Share. If not redeemed, Jefferies’ 3.25% Series A Convertible Cumulative Preferred Stock will be exchanged for a comparable series of convertible preferred shares of Issuer after the Second Merger.

Concurrently with the execution and delivery of the Merger Agreements, and as a condition and inducement to Jefferies’ willingness to enter into the Merger Agreements, Jefferies entered into separate Voting Agreements (the “Voting Agreements”) dated as of the date of the Merger Agreements with Ian M. Cumming, a beneficial owner of 21,143,313 Common Shares. Joseph S. Steinberg, a beneficial owner of 23,554,271 shares of Common Shares (together with Cumming, the “Shareholders”). In addition, Mr. Cumming shares voting and dispositive power over 216,000 Common Shares owned by his wife and Mr. Steinberg shares voting and dispositive power over 139,200 Common Shares owned by his wife and his daughter. Each of the Shareholders has currently exercisable Common Share Purchase Warrants under which 800,000 Common Shares are issuable. Neither Stockholder was paid any additional consideration in connection with entering into the Voting Agreements.

Mr. Cumming is Chairman of the Board of the Issuer; Mr. Steinberg is President and a Director of the Issuer. Each of them is a Director of Jefferies.

Item 4.	Purpose of Transaction

As described in Item 3 above, this Schedule 13D relates to the Voting Agreements, the purpose of which is to assist Jefferies in consummating the Second Merger pursuant to the Second Merger Agreement. The purpose of the Transactions is for the Issuer to acquire Jefferies, and for the current stockholders of Jefferies’ in consideration thereof to receive Common Shares.

Pursuant to the Voting Agreements, each of the Shareholders, among other things, agreed (i) to vote in favor of approval of the issuance of Common Shares in connection with the Second Merger; the amendment of the Issuer’s certificate of incorporation; and, if necessary, the adjournment of the Issuer’s shareholder meeting; and any action in furtherance of the Second Merger Agreement, (ii) to grant an irrevocable proxy to Jefferies to vote their Common Shares in the manner indicated in (i), (iii) not to sell, transfer, pledge, assign, distribute, gift or otherwise dispose of the Common Shares subject to the Voting Agreements or enter into any Contract, option or other arrangement or understanding with respect thereto, (iv) not to enter into any voting agreement, voting trust or other agreement or arrangement with respect to the Common Shares and (v) not to solicit any such transaction. The Voting Agreements will each terminate upon the earliest of the date on which (i) the Second Merger becomes effective, (ii) the Second Merger Agreement is validly terminated, and (iii) the parties agree in writing to terminate the Voting Agreement.

The foregoing descriptions of the Merger Agreements and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the copies of the Merger Agreements and the Voting Agreements, which are Exhibits to this Schedule 13D, each of which is incorporated herein by reference in its entirety.

Each of the Merger Agreements itself has been provided solely to inform investors of its terms. The Second Merger Agreement contains representations and warranties by the Issuer and Merger Sub Two, on the one hand, and by the Reporting Person, Jefferies Holdings and Merger Sub One, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Second Merger Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Second Merger Agreement. Moreover, certain representations and warranties in the Second Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for the purpose of allocating risk between the Issuer and Merger Sub Two, on the one hand, and the Reporting Person, Jefferies Holdings and Merger Sub One, on the other hand. Accordingly, investors are not third-party beneficiaries under the Second Merger Agreement and should not rely on the representations and warranties in the Second Merger Agreement as descriptions of the actual state of facts about the Issuer or the Reporting Person at the time they were made or otherwise.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Person has no plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D. Jefferies intends to continue reviewing the Issuer’s assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel as part of a comprehensive review with a view to optimizing development of the Issuer’s potential in conjunction with Jefferies’ existing business. This planning process will continue throughout the pendency of the Second Merger, but will not be implemented until the completion of the Second Merger.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following disclosures assume that there were 244,582,588 Common Shares issued and outstanding as of October 31, 2012, as adjusted, which figure is based on information provided to the Reporting Person by the Issuer.

As a result of the Voting Agreements, the Reporting Person may be deemed to have shared voting power and shared dispositive power with respect to 44,697,584 Common Shares, subject to the conditions and limitations of the Voting Agreements, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 44,697,584 Common Shares. All Common Shares deemed to be beneficially owned by the Reporting Person constitute approximately 18.3% of the issued and outstanding Common Shares and voting power of the Issuer as of October 31, 2012.

The Reporting Person is not entitled to any rights as a shareholder of the Issuer as to the Common Shares covered by the Voting Agreements, except as otherwise expressly provided in the Voting Agreements.

Except as set forth in this Item 5, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons named in Schedule A beneficially owns any Common Shares (other than Ian M. Cumming and Joseph S. Steinberg, whose beneficial ownership of Common Shares is disclosed in Item 3 above).

(c) Except for the agreements described above, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons named in Schedule A, has effected any transactions in the securities of the Issuer reported herein during the past 60 days.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein (other than Ian M. Cumming and Joseph S. Steinberg with respect to the Common Shares they respectively own).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, which would be required to be reported under this Item.

Item 7.	Material to be Filed as Exhibits

Except for the agreements described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, which would be required to be reported under this Item.

Exhibit	Description

1.

Agreement and Plan of Merger, dated as of November 11, 2012, by and among Jefferies, Jefferies Holdings, Merger Sub One, Issuer and Merger Sub Two (incorporated by reference to Exhibit 2.1 to Jefferies’ Current Report on

Form 8-K filed by Jefferies on November 13, 2012).

2.	Agreement and Plan of Merger, dated as of November 11, 2012, by and among Jefferies, Jefferies Holdings and Merger Sub One (incorporated by reference to Exhibit 2.2 to Jefferies’ Current Report on Form 8-K filed by Jefferies on November 13, 2012).

3.	Voting Agreement, dated as of November 11, 2012, by and between Jefferies and Ian M. Cumming (incorporated by reference to Exhibit 10.2 to Jefferies’ Current Report on Form 8-K filed by Jefferies on November 13, 2012).

4.	Voting Agreement, dated as of November 11, 2012, by and between Jefferies and Joseph S. Steinberg (incorporated by reference to Exhibit 10.2 to Jefferies’ Current Report on Form 8-K filed by Jefferies on November 13, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2012

JEFFERIES GROUP, INC.

By:	/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary

EXHIBIT INDEX

Exhibit	Description

1.

Agreement and Plan of Merger, dated as of November 11, 2012, by and among Jefferies, Jefferies Holdings, Merger Sub One, Issuer and Merger Sub Two (incorporated by reference to Exhibit 2.1 to Jefferies’ Current Report on

Form 8-K filed by Jefferies on November 13, 2012).

2.	Agreement and Plan of Merger, dated as of November 11, 2012, by and among Jefferies, Jefferies Holdings and Merger Sub One (incorporated by reference to Exhibit 2.2 to Jefferies’ Current Report on Form 8-K filed by Jefferies on November 13, 2012).

3.	Voting Agreement, dated as of November 11, 2012, by and between Jefferies and Ian M. Cumming (incorporated by reference to Exhibit 10.2 to Jefferies’ Current Report on Form 8-K filed by Jefferies on November 13, 2012).

4.	Voting Agreement, dated as of November 11, 2012, by and between Jefferies and Joseph S. Steinberg (incorporated by reference to Exhibit 10.2 to Jefferies’ Current Report on Form 8-K filed by Jefferies on November 13, 2012).

SCHEDULE A

Jefferies Group, Inc.

Name and Position of Officer or Director	Principal Business Address	Citizenship
Richard B. Handler – Chairman of the Board and Chief Executive Officer of Jefferies Group Inc.	(1)	U.S.

Brian P. Friedman – Director and Chairman of the Executive Committee of Jefferies Group Inc.	(1)	U.S.

W. Patrick Campbell – Director Retired	(1)	U.S.

Ian M. Cumming – Director Chairman of the Board of Leucadia National Corporation	(1)	U.S.

Richard G. Dooley – Director Retired	(1)	U.S.

Robert E. Joyal – Director Retired	(1)	U.S.

Michael T. O’Kane – Director Retired	(1)	U.S.

Joseph S. Steinberg – Director President of Leucadia National Corporation	(1)	U.S.

Peregrine C. Broadbent – Executive Vice President and Chief Financial Officer of Jefferies Group Inc.	(1)	U.S.

John F. Stacconi – Treasurer of Jefferies Group, Inc.	(1)	U.S.

Michael J. Sharp – Executive Vice President, General Counsel and Secretary of Jefferies Group Inc.	(1)	U.S.

(1)	Jefferies Group, Inc., 520 Madison Avenue, New York, NY 10022